-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   September 30, 1998
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Pero          Ronald        W.             OXiGENE, Inc. (OXGN)           12/99          [x] Director        [ ] 10% Owner
    ------------------------------------                                                     [x] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)

                                                                                              Chief Scientific Officer
    c/o OXiGENE, Inc.                                                                  ---------------------------------------
    One Copley Place, Suite 602
------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person (Voluntary)             Original       [X] Form Filed by One Reporting Person
    Boston, MA  02116                                                         (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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 Common Stock             12/15/99       S              26000        D      17.51                           D
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 Common Stock             12/15/99       S              11000        D      17.38                           D
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 Common Stock             12/15/99       S               8500        D      17.63                           D
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 Common Stock             12/15/99       S               3500        D      17.88                           D
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 Common Stock             12/15/99       S               1000        D      17.76                           D
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 Common Stock             12/16/99       S               2000        D      17.64                           D
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 Common Stock             12/16/99       S               1000        D      17.71                           D
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 Common Stock             12/16/99       S              23000        D      19.52                           D
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 Common Stock             12/16/99       S              22500        D      17.39                           D
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 Common Stock             12/16/99       S              10000        D      19.27                           D
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 Common Stock             12/16/99       S               9000        D      17.52                           D
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 Common Stock             12/16/99       S               4000        D      17.77                           D
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 Common Stock             12/16/99       S              17500        D      17.89                           D
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 Common Stock             12/16/99       S               1000        D      19.64                           D
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 Common Stock             12/16/99       S               1000        D      19.77                           D
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 Common Stock             12/20/99       S               5000        D      15.89                           D
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 Common Stock             12/20/99       S              22358        D      15.76                           D
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 Common Stock             12/20/99       S              10000        D      17.39                           D
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 Common Stock             12/20/99       S              10000        D      17.51                           D
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 Common Stock             12/20/99       S              10000        D      17.64                           D
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 Common Stock             12/20/99       S               2000        D      16.01                           D
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 Common Stock             12/20/99       S               1000        D      16.70                           D
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 Common Stock             12/20/99       S                200        D      16.51                           D
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 Common Stock             12/20/99       S                 30        D      15.77       485,233             D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                 SEC 1474 (7-96)                                              (Over)

FORM 4 (continued)

                                   TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                               (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:



                                                     Ronald W. Pero
** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         By: /s/ Ronald W. Pero                                        5/25/00
                                                         --------------------------------------          ---------------------------
                                                         Ronald W. Pero                                              Date



Note:    File three copies of this Form, one of
         which must be manually signed. If space
         provided is insufficient, see Instruction
         6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)